Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Third Meeting of the Fifth Session of the Board of Directors of China Life Insurance Company Limited

The third meeting (the “Meeting”) of the fifth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on October 28, 2015 at the Conference Room located at A18 of China Life Plaza. The directors were notified of the Meeting by way of a written notice dated October 13, 2015. Out of the Company’s twelve directors, ten directors attended the Meeting in person, including Lin Dairen, Xu Hengping and Xu Haifeng, executive directors of the Company; Zhang Xiangxian, Wang Sidong and Liu Jiade, non-executive directors of the Company; and Anthony Francis Neoh, Chang Tso Tung, Stephen, Huang Yiping and Robinson Drake Pike, independent non-executive directors of the Company. Yang Mingsheng, chairman and executive director of the Company, and Miao Jianmin, non-executive director of the Company, were on leave for business and authorized in writing, respectively, Lin Dairen, executive director of the Company and Zhang Xiangxian, non-executive director of the Company to act on their behalf and cast the votes for them. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Director Lin Dairen. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Passed the Proposal on the 2015 Third Quarter Report of the Company

The Board reviewed and discussed the changes in accounting estimates for the third quarter of 2015. In the third quarter of 2015, there were no other significant changes in accounting estimates other than the changes in actuarial assumptions. The Company determined actuarial assumptions which include, among others, discount rate, mortality rate, morbidity rate, expenses, surrender rate and policy dividends based on current information available at the date of the balance sheets, and such assumptions were used to calculate the reserves of insurance contracts as at the date of the balance sheets. On September 30, 2015, the Company re-examined the above assumptions based on current information. Changes in reserves of relevant insurance contracts arising from changes in the assumptions above were incorporated into the current income statement, which resulted in a decrease in profit before tax by RMB 5,657 million. As of September 30, 2015, such changes in the assumptions above resulted in an increase in liability reserves for life insurance products by RMB 4,554 million and an increase in liability reserves for long-term health insurance products by RMB 1,103 million.

Voting result: 12 for, 0 against, with no abstention

Commission File Number 001-31914

2.	Passed the Proposal on Auditor Engagement for the Year 2016

The Board recommended that the Company engages Ernst & Young Hua Ming (Special General Partnership) and Ernst & Young as the PRC auditor and the international auditor of the Company for the year of 2016, with annual remuneration of RMB 54.58 million. The Board agreed to submit this proposal to the Shareholders’ Meeting of the Company for approval.

Voting result: 12 for, 0 against, with no abstention

3.	Passed the Proposal on the Signing of the Agreement for Entrusted Investment and Management of Alternative Investment of Insurance Fund between the Company and China Life Investment Holding Company Limited

Affiliated directors, including Mr. Yang Mingsheng, Mr. Miao Jianmin, Mr. Zhang Xiangxian, Mr. Wang Sidong and Mr. Liu Jiade, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this related party transaction to the Shareholders’ Meeting of the Company for approval. Please refer to a separate announcement filed on the same date of this announcement for the details of this transaction.

Voting result: 7 for, 0 against, with no abstention

4.	Passed the Proposal on the Company’s Issue of Overseas Senior Bonds

Subject to the approvals of the Shareholders’ Meeting of the Company and relevant regulators depending on the situation of the international capital markets, the Company proposes to issue overseas senior bonds in one or more rounds with a total amount of no more than US$ 3 billion (or equivalent amount in other foreign currencies) to qualified investors which are in conformity with the requirements of the regulators. All proceeds from the issue of such overseas bonds, after deduction of the issue expense, will be used for outbound investments.

The Board agrees to submit this proposal to the Shareholders’ Meeting of the Company for approval and to authorize the Board to delegate the management of the Company to deal with and decide on all specific matters relating to the issue of such overseas senior bonds subject to the approval of regulators and based on the market conditions. The authorization has a period of 36 months, effective from the date of approval by the Shareholders’ Meeting of the Company.

Voting result: 12 for, 0 against, with no abstention

5.	Passed the Proposal on Change of the Company’s Business Scope

The Board agrees to add “funds sales business” into the Company’s business scope, and to submit the proposal to the Shareholders’ Meeting of the Company for approval.

Voting result: 12 for, 0 against, with no abstention

Commission File Number 001-31914

6.	Passed the Proposal on Convening the First Extraordinary General Meeting of Shareholders for the Year 2015

Please refer to a separate announcement to be issued by the Company for the details of the First Extraordinary General Meeting of Shareholders for the Year 2015.

Voting result: 12 for, 0 against, with no abstention

7.	Passed the Proposal on the Establishment of the Company’s Health Insurance Business Unit

Voting result: 12 for, 0 against, with no abstention

8.	Passed the Proposal on the Preparation of the Establishment of China Life Health Insurance Co., Ltd.

Voting result: 12 for, 0 against, with no abstention

9.	Passed the Proposal on the Allocation Plan of the Company’s Strategic Assets for the Years 2016-2020

Voting result: 12 for, 0 against, with no abstention

10.	Passed the Proposal on the Investment Plan and Authorization for the Company’s Self-used Real Properties for the Year 2016

Voting result: 12 for, 0 against, with no abstention

11.	Passed the Proposal on the Revisions to the Interim Measures on the Accountability for Material Mistake re Information Disclosure in Periodic Reports of the Company

Voting result: 12 for, 0 against, with no abstention

12.	Passed the Proposal on the Revisions to the Rules on the Management of Overall Risk of the Company

Voting result: 12 for, 0 against, with no abstention

For details on proposals that the Board agreed to submit to the Shareholders’ Meeting of the Company for approval, please see the Company’s separate notice and materials to be issued regarding the First Extraordinary General Meeting of Shareholders for the Year 2015.

Board of Directors of China Life Insurance Company Limited

October 28, 2015